Exhibit 21
Subsidiaries of Hawkins, Inc.

Subsidiary	State of Organization
Stauber Holdings, Inc.	Minnesota
Stauber Performance Ingredients, Inc., a subsidiary of Stauber Holdings, Inc.	Minnesota
C & L Aqua Professionals, Inc.	Minnesota